UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2015

Mavenir Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36171	61-1489105
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1700 International Parkway, Suite 200

Richardson, Texas 75081

(Address of principal executive offices, including zip code)

(469) 916-4393

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 10, 2015, Mavenir Systems, Inc., a Delaware corporation and the registrant (“Mavenir”), Mitel Networks Corporation, a Canadian corporation (“Mitel”), and Roadster Subsidiary Corporation, a Delaware corporation and wholly-owned subsidiary of Mitel, entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger, dated as of February 28, 2015 (the “Merger Agreement”), in connection with Mitel’s pending acquisition of Mavenir. Pursuant to the Amendment, the parties have agreed that the calculation of Parent Average Closing Price (as defined in the Merger Agreement) will be based on the average of the volume weighted average price of a Mitel common share on the Nasdaq Global Market on each of the ten (10) consecutive trading days ending on and including the second trading day prior to the expiration date of Mitel’s offer to exchange relating to the outstanding common stock of Mavenir.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1, dated as of April 10, 2015, to the Agreement and Plan of Merger, dated as of February 28, 2015, by and among Mavenir Systems, Inc., Mitel Networks Corporation and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 2.1 to Mitel’s Amendment No. 1 to the Registration Statement on Form S-4 filed on April 10, 2015).

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mitel has commenced an exchange offer for the outstanding shares of Mavenir’s common stock. In connection with the exchange offer, Mitel has filed with the Securities and Exchange Commission (the “SEC”) exchange offer materials on Schedule TO (including an offer to exchange, a related letter of transmittal and other offer documents) and a Registration Statement on Form S-4 with the SEC, and Mavenir has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Mitel and Mavenir also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of Mavenir are urged to read the exchange offer materials and the Solicitation/Recommendation Statement and other documents filed with the SEC carefully and in their entirety because they contain important information about the proposed transaction. These offer materials have been mailed to stockholders of Mavenir. Investors and security holders may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mavenir are available free of charge on Mavenir’s internet website at http://www.mavenir.com or by contacting Mavenir’s Investor Relations Department at (469) 916-4393, ext. 5080. Copies of the documents filed with the SEC by Mitel are available free of charge on Mitel’s internet website at http://www.mitel.com or by contacting Mitel’s Investor Relations Department at (469) 574-8134. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Forward-Looking Statements

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities laws that reflect Mavenir’s and Mitel’s expectations regarding future events. Forward-looking statements can generally be identified by words such as “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely,” “target,” “will,” “to be” and other expressions that are predictions or indicate future events, trends or prospects, although not all forward-looking statements contain these identifying words. These forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of Mavenir, Mitel and the combined company could differ materially from those described in these statements.

Forward-looking statements include, without limitation, statements regarding the closing of the proposed transaction, the satisfaction of the conditions to closing, the expected benefits of the transaction, the expected financial performance of the combined company, expected operating synergies and cost savings and other statements. Risks that could cause actual results to differ include the inherent uncertainty associated with financial or other projections; the integration of Mavenir’s business with Mitel’s and the ability to recognize the anticipated benefits from the acquisition of Mavenir; the ability to obtain required regulatory approvals for the exchange offer and merger, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the acquisition; whether a sufficient number of Mavenir shares are tendered into the offer to satisfy the minimum condition; the risk that the conditions to the exchange offer or merger may not be satisfied on a timely basis or at all and the failure of the exchange offer or merger to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the exchange offer and merger; the anticipated size of the markets and continued demand for Mitel and Mavenir products and the impact of competitive products and pricing that could result from the announcement of the acquisition of Mavenir; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel’s debt to fund the cash portion of the consideration in connection with the exchange offer and merger; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions, particularly in connection with the Ukraine and the Middle East; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and Mitel’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in Mavenir’s and Mitel’s public filings with the SEC, including the Offer to Exchange/Prospectus filed by Mitel and the Solicitation/Recommendation Statement filed by Mavenir in connection with the exchange offer and merger. Investors should not place undue reliance on forward-looking statements in this document. Mavenir does not assume any obligation to update the forward-looking statements provided herein, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAVENIR SYSTEMS, INC.

Date: April 14, 2015	By:	/s/ Terry Hungle
Name: Terry Hungle
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment No. 1, dated as of April 10, 2015, to the Agreement and Plan of Merger, dated as of February 28, 2015, by and among Mavenir Systems, Inc., Mitel Networks Corporation and Roadster Subsidiary Corporation (incorporated by reference to Exhibit 2.1 to Mitel’s Amendment No. 1 to the Registration Statement on Form S-4 filed on April 10, 2015).